July 16, 2008

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: David R. Humphrey, Branch Chief

Re:	YTB International, Inc. (“YTB” or the “Company”)
Form 10-KSB for the year ended December 31, 2007
Filed March 31, 2008
File No. 0-18412

Dear Mr. Humphrey:

We hereby provide the following responses to your comment letter dated June 30, 2008 concerning the above-referenced Form 10-KSB (the “Form 10-KSB”) and YTB’s Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 15, 2008, File No. 0-18412 (the “Form 10-Q”). To assist your review, we have retyped the text of the Staff’s comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of the 10-KSB and the 10-Q, respectively, as filed with the SEC.

Form 10-KSB (Fiscal Year Ended December 31, 2007)

Management’s Discussion and Analysis

Results of Operations, page 12

1.
See the table of active RTAs as of the conclusion of each year on page 13. Please expand to disclose the weighted-average number of paying RTAs during each period and the number of RTAs or websites that were deactivated or eliminated during the period. We note you disclose the number of RTAs site sales during the period. Also, discuss here or in the business section the ways in which RTAs or websites become deactivated or inactive during the period.

We acknowledge the Staff’s comment and, in response thereto, will provide, in our future periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), additional disclosure concerning the weighted-average number of paying RTAs during quarterly and annual periods and the number of RTAs or websites that were deactivated or eliminated during such periods, as well as an explanation as to the manners in which RTAs or websites become deactivated or inactive during a given period.

2.	Please discuss the churn in your RTAs and how it affects your business and results of operations, given your twelve month average lifespan during which RTAs remain with the company.

We acknowledge the Staff’s comment and, in response thereto, will discuss, in our future periodic reports filed pursuant to the Exchange Act, the manners in which the churn in our RTAs affects our business and results of operations.

3.
Please revise your results of operations to separately quantify and discuss each significant component of revenue, such as online travel store sales revenue, monthly web hosting fee revenue, and override commissions earned from travel providers.

We acknowledge the Staff’s comment and, in response thereto, will provide such additional quantification and discussion in the Results of Operations section of our future periodic reports filed pursuant to the Exchange Act.

4.
We note that travel booking commissions increased 178.3% while the aggregate retail value of all travel services booked by your RTAs increased 83.7%. Please tell us, and revise to disclose, why booking commissions increased to a significantly greater degree than did the retail value of travel services booked by your RTAs.

Travel booking commissions increased to a significantly greater degree than did the retail value of the travel services booked due to the increase in the average commission rate received on the travel booked. The average rate of travel commission received on the total retail value of the travel services booked was 3.3% in 2006 and increased to 4.9% in 2007. This increase was attributable to higher volumes booked with certain vendors resulting in some cases in higher commission rates paid, better contracts with vendors yielding higher commission rates, and an improvement in the mix of travel booked (e.g., an increase in the number of higher commission generating products booked, such as land packages, escorted tours and cruises, as opposed to low commission generating products such as air, car and hotel products).

To the extent that this trend continues, we will provide a similar explanation (to the extent still accurate) in our future Results of Operations disclosure in our periodic reports filed pursuant to the Exchange Act.

Liquidity and Capital Resources, page 16

5.
See the first paragraph under this heading. Please state whether or not you have any available credit facilities and whether or not officers, directors or shareholders have provided you with financial commitments in the form of loans, advances or credit facilities.

We acknowledge the Staff’s comment and, in response thereto, will provide such additional information concerning credit facilities and financial commitments from officers, directors and shareholders in the Liquidity and Capital Resources section of our future periodic Exchange Act reports.

6.
We believe the table of contractual obligations and other commitments on page 18 should be expanded to disclose the amount of scheduled interest payments. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

We acknowledge the Staff’s comment and, in response thereto, will expand our disclosure to include the amount of scheduled interest payments in the table of contractual obligations and other commitments set forth in the Liquidity and Capital Resources section of our future periodic Exchange Act reports. To the extent that interest on any obligations is not included in the table because it cannot be reliably estimated, we will disclose that fact and will state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Financial Statements

Consolidated Statements of Operations, page F-3

7.
It appears from your consolidated statements of operations that amounts earned by you from Reps and RTAs include online travel store sales and monthly fees, training programs and marketing materials, and other revenues, and that amounts earned by Reps and RTAs include marketing commissions and travel commissions. In this regard, it appears that amounts earned by you from Reps and RTAs exceed amounts earned by the Reps and RTAs themselves. Please revise your MD&A in future Form 10-Qs and Form 10-Ks to discuss whether this is a trend that you expect will continue. In addition, with your transition to the full reporting requirements of Forms 10-Q and 10-K, you will be required to begin disclosing risk factors in your next Form 10-K. Please ensure that your risk factors include a prominent discussion of the risk that a business model in which you earn more from Reps and RTAs than they earn from you may not be sustainable, to the extent that is the case. Please provide us with your intended disclosures.

We acknowledge the first part of the Staff’s comment and, in response thereto, will revise our MD&A in our future 10-Q and 10-K filings to discuss whether we expect a continuation of the trend in which our revenues from online travel store sales and monthly fees, training programs and marketing materials, and other revenues generated by our Reps and RTAs, exceed the amounts paid out to the Reps and RTAs.

In response to the second part of the Staff’s comment, based on our calculations, our public float exceeded $75 million as of June 30, 2008. As such, we will commence our obligations as a full reporting filer and will be including risk factor discussion pursuant to Item 1A of Part I of Form 10-K in our Form 10-K filing for the year ending December 31, 2008.

As a prelude to providing our intended risk factor disclosure to the Staff, we note that the Staff’s observation concerning the sustainability of our business model directly relates to comment #2 above. As individuals and families purchase online stores from our Company to earn additional income (or make their business their full time income), some individuals become frustrated with the amount of effort that operating their own business requires. As a result, such individuals cease their business efforts and cancel their participation in the YTB organization. Although we do not have empirical data to support our contention, we firmly believe that those who are able to generate a profitable income from their YTB business are those who make a significant, concerted effort to succeed. However, there is also a significant percentage of people who become disillusioned with the amount of effort required to operate their own business.

Our intended risk factor disclosure in future Form 10-K filings will include the following, at a minimum (to the extent still relevant at the time):

Risks Related to Our Company

As a company that distributes products and services through a network marketing system, we experience constant turnover among our Reps and RTAs. Our failure to establish and maintain Rep and RTA relationships for any reason could negatively impact our sales of products and services and harm our financial condition and operating results.

We conduct marketing activities, book travel and sell related products exclusively through approximately 303,100 independent contractors known as “Reps” and 131,065 Referring Travel Agents (“RTAs”) (such numbers are provided as of December 31, 2007), and we depend upon them directly for substantially all of our marketing activities and travel bookings. To increase our revenue, we must increase the number, and/or the productivity, of our Reps and RTAs. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of Reps and RTAs. The loss of a significant number of Reps and RTAs, including any key Reps and RTAs, together with their downline sales organizations, could materially and adversely affect sales of our services and our travel bookings and could impair our ability to attract new Reps and RTAs.

In 2007, approximately 65% of our Reps from 2006 renewed their Rep Agreements with us. Reps who have committed time and effort to build a sales organization, particularly our Sales Director-level Reps and above, will generally stay with our Company for longer periods. Reps and RTAs have highly variable levels of training, skills and capabilities. The turnover rate for our Reps and RTAs, and our operating results, can be adversely impacted if we and our upper-level Rep and RTA leadership do not provide the necessary mentoring, training and business support tools for new Reps and RTAs to become successful salespeople in a short period of time.

Since we cannot exert the same level of influence or control over our Reps and RTAs as we could were they our own employees, our Reps and RTAs could fail to comply with our Rep and RTA Policies and Procedures and Terms and Conditions, which could result in claims against us that could harm our financial condition and operating results.

Our Reps and RTAs are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if our Reps and RTAs were our own employees. As a result, there can be no assurance that our Reps or RTAs will participate in our marketing strategies or plans, accept our introduction of new services or comply with our respective Rep and RTA Policies and Procedures and Terms and Conditions.

Our Policies and Procedures and Terms and Conditions for our Reps and RTAs differ according to the various legal requirements of each country in which we do business. While our respective Policies and Procedures and Terms and Conditions are designed to govern Rep and RTA conduct and to protect the goodwill associated with our trademarks, they can be difficult to enforce because of the large number of Reps and RTAs and because of our Reps’ and RTAs’ independent status. Violations by our Reps and RTAs of applicable law or of our Policies and Procedures and Terms and Conditions in dealing with customers or other third parties could reflect negatively on our services and operations, and harm our business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability because of the actions of our Reps and RTAs. If any of these events occurs, the value of an investment in our common stock could be impaired.

Because our earnings from online travel store sales, monthly fees, commissions, training programs and marketing materials have exceeded marketing commissions and travel commissions paid out to our Reps and RTAs in the past, such a trend, if continued, could reflect our Reps’ and RTAs’ inability to achieve profitable results for themselves, which, in turn, could threaten the sustainability of our business model.

Our business model depends, to a significant extent, upon our ability to achieve a profit from the activities carried out by our Reps and RTAs on our behalf and to draw from their affiliation with our Company. If Reps and RTAs are unable to operate their own marketing and/or travel businesses profitably within the framework of our organization, it could adversely impact Rep and RTA retention and could threaten the sustainability of our business model.

For the 2007 fiscal year, our revenues from online travel store site sales and monthly web hosting fees paid by RTAs, along with revenues from training programs held and marketing materials sold to Reps and RTAs, exceeded the marketing commissions and travel commissions that we expended in payments to our Reps and RTAs. If, and to the extent that, this excess reflected in our operating results actually reflects a deficit in the operating results of our Reps and RTAs in their marketing and travel-related activities within the YTB organization, such a deficit, if continued indefinitely, would reflect a negation of the financial incentive for Reps and RTAs to continue in their YTB-related activities on our behalf. Any such negative financial results for our Reps and RTAs would adversely impact our ability to retain them within our organization, which, in turn, would call into the question the sustainability of our business model and thereby harm our financial condition and operating results.

If we fail to further penetrate and expand our business in existing markets, the growth in sales of our services, along with our operating results, could be negatively impacted.

The success of our business is to a large extent contingent on our ability to continue to grow by further penetrating existing markets, both domestically and, most recently, internationally. Our ability to further penetrate existing markets in which we compete is subject to numerous factors, many of which are out of our control. Also, our ability to increase market penetration in certain countries may be limited by the finite number of persons in a given country inclined to pursue a network marketing business opportunity. Moreover, our growth will depend upon improved training and other activities that enhance Rep and RTA retention in our markets. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase, which could harm our financial condition and operating results.

Failure to expand into, or to succeed in, new international markets will limit our ability to grow sales of our services.

We believe that our ability to achieve future growth is dependent in part on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries.

Once we have entered a market, we must adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully meet local regulatory requirements or attract local customers. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.

In addition to significant regulatory barriers, we may also encounter problems conducting operations in new markets with different cultures and legal systems from those encountered elsewhere. It is difficult to assess the extent to which our services and sales techniques would be accepted or successful in any given country.

Additionally, in many markets, other network marketing companies already have significant market penetration, the effect of which could be to desensitize the local population to a new opportunity with our Company, or to make it more difficult for us to recruit qualified Reps. There can be no assurance that, even if we are able to commence operations in new foreign countries, there would be a sufficiently large population of potential Reps and RTAs inclined to participate in a network marketing system or travel services opportunity offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including our Rep and RTA compensation plans, across all markets in which our services are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.

We depend on the integrity and reliability of our information technology infrastructure, and any related inadequacies may result in substantial interruptions to our business.

Our ability to timely provide services to our Reps and RTAs and their customers depends on the integrity of our information technology system. The most important aspect of our information technology infrastructure is the system through which we record and track Rep sales and RTA commissions, volume points, royalty overrides, bonuses and other incentives. We have encountered, and may encounter in the future, errors in our software or our enterprise network, or inadequacies in the software and services supplied by our vendors. Any such errors or inadequacies that we may encounter in the future may result in substantial interruptions to our services and may damage our relationships with, or cause us to lose, our Reps and RTAs if the errors or inadequacies impair our ability to track sales and pay royalty overrides, bonuses and other incentives. Such errors may be expensive or difficult to correct in a timely manner, and we may have little or no control over whether any inadequacies in software or services supplied to us by third parties are corrected, if at all. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits, thereby harming our financial condition and operating results.

We may not protect our technology or other intellectual property effectively, which would allow competitors to duplicate our products. This could make it more difficult for us to compete with them.

If our intellectual property is not adequate to provide us with a competitive advantage or to prevent competitors from replicating our products, or if we infringe upon the intellectual property rights of others, our financial condition and results of operations could be harmed. Our success and ability to compete in the online travel industry depends, in part, upon our ability to timely produce innovative products and product enhancements that motivate our Reps and RTAs and their customers. We attempt to protect our products and product enhancements under a combination of trade secret laws, confidentiality procedures and contractual provisions. We rely primarily on trade secret laws and provisions in our contracts to protect our technology. We own, or have licenses to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protection is important to our business. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties.

We may be unable to prevent third parties from infringing upon or misappropriating our proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent to, and/or superior to our products. For instance, a third party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but monitoring infringement and/or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect any infringement or misappropriation of our proprietary rights. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights is complex and expensive and could cause us to divert financial and other resources away from our business operations. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. The laws of some countries in which we may wish to sell our products may not protect software and intellectual property rights to the same extent as the laws of the U.S. We may not be successful in asserting trademark or trade name protection. Resolution of claims may require us to obtain licenses to use intellectual property rights belonging to third parties or possibly to cease using those rights altogether. As a separate concern, third parties may claim that products we have independently developed infringe upon their intellectual property rights.

Any of these events could have a material adverse effect on our business, results of operations or financial condition. The duplication of any of our proprietary technology, legally or illegally, could impair our competitive advantage, which could have a material impact on our financial condition and future profits. The loss or infringement of our trademarks or trade names could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

If we do not attract and retain qualified personnel, we may not be able to expand our business.

Our business and financial results depend on the continued service of our key personnel, in particular J. Lloyd Tomer, J. Scott Tomer and J. Kim Sorensen. Their relationship with our RTAs and their experience and reputation are key factors in our business. The loss of the services of our executive officers or other key personnel could harm our business and financial results. Our success also depends on our ability to hire, train, retain and manage highly skilled employees. We cannot assure you that we will be able to attract and retain a significant number of qualified employees or that we will successfully train and manage the employees we hire.

In the future, we may be responsible for withholding certain taxes relating to our Reps and RTAs, which could harm our financial condition and operating results.

Under current law, our Reps and RTAs in the United States and the other countries in which we operate are treated for income tax purposes as independent contractors and compensation paid to them is not subject to withholding by us. The definition of independent contractor has been challenged in the past and any changes could possibly jeopardize the exempt status enjoyed by direct sellers and negatively impact our recruiting efforts. The network marketing industry has strongly opposed such bills as they relate to direct sellers. States have become increasingly active in this area as well. To date, the status of direct sellers as independent contractors has not been affected. However, there is no assurance that future legislation at the federal or state level, or in countries other than the United States, affecting direct sellers will not be enacted.

Risks Related to Our Industry

Due to the high level of competition in our industry, we might fail to increase our Rep and RTA base, which could negatively impact our sales of products and services.

In our efforts to attract and retain Reps and RTAs, we compete with other network marketing organizations, including those in the dietary and nutritional supplement, weight management product and personal care and cosmetic product industries. Our competitors include both network marketing companies such as Alticor Inc. (Amway Corp.), Avon Products Inc., Herbalife Ltd., Mary Kay Inc., Melaleuca, Inc., Nature’s Sunshine Products Inc., NuSkin Enterprises Inc. and USANA Health Sciences Inc., as well as brick and mortar travel agencies. Because the industry in which we operate is not particularly capital-intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge who will compete with us for our Reps and RTAs and customers. In addition, the fact that our Reps and RTAs may easily enter and exit our network marketing program contributes to the level of competition that we face. An RTA or Rep can enter or exit our network marketing system with relative ease at any time without facing a significant investment or loss of capital because, among other possible factors, (1) there is a low upfront financial cost ($449.95 for an RTA plus monthly fees, and no upfront fee or monthly fees for a Rep), (2) we do not require any minimal amount of time spent working as a prerequisite to work as a Rep or RTA, (3) we do not insist on any special outside training as a prerequisite to becoming a Rep or RTA and (4) we do not prohibit a new Rep or RTA from working with another company. Our ability to remain competitive, therefore, depends, in significant part, on our success in recruiting and retaining Reps and RTAs through an attractive compensation plan, the maintenance of an attractive product portfolio and other incentives. We cannot ensure that our programs for recruitment and retention of Reps and RTAs will be successful, and if they are not, our financial condition and operating results would be harmed.

Adverse publicity associated with our services, or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The size of our distribution network and the results of our operations may be significantly affected by the public’s perception of us and similar companies. This perception is dependent upon opinions concerning:

•	the reliability and quality of our services;
•	the safety and quality of similar services provided by other companies;
•	regulatory investigations of us, our competitors and our respective services;
•	the actions of our current or former sales force;
•	our network marketing program; and
•	the network marketing business generally.

Adverse publicity concerning any actual or purported failure by us or our Reps or RTAs to comply with applicable laws and regulations regarding service claims and advertising, the regulation of our network marketing program, the licensing of our services for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the reputation of our Company and could negatively affect our ability to attract, motivate and retain Reps and RTAs, which would negatively impact our ability to generate revenue. We cannot ensure that all Reps and RTAs will comply with applicable legal requirements relating to the advertising, labeling, licensing or distribution of our services.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints, both domestically and abroad, and our or our Reps’ or RTAs’ failure to comply with these restraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

Our or our Reps’ or RTAs’ failure to comply with existing regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of sales and may negatively impact the marketing of our services, resulting in significant loss of sales.

On April 12, 2006, the Federal Trade Commission issued its Notice of Proposed Rulemaking in respect of The Business Opportunity Rule, R511993. The proposed rule, if enacted in its current form, would likely cause us, as well as most other direct sellers, to be regulated as a seller of business opportunities in the United States. Under the current Business Opportunity Rule, we do not qualify as a seller of a business opportunity because we offer U.S. distributors the opportunity to join our business for $449.95, below the $500 threshold required for a company to be subject to the current rule. The proposed rule would eliminate that threshold. In addition, the proposed rule would require all sellers of business opportunities to deliver written disclosure of certain information to a prospective purchaser seven days prior to the time the prospective purchaser could sign any agreement or make any payment in connection with the business opportunity. The information that a seller of a business opportunity would have to provide all prospective purchasers would include: (1) the seller’s and rep’s identification information, (2) whether an earnings claim is made and, if so, a detailed earnings claim statement with substantiating information and certain representations relating to the earnings of other business opportunity purchasers, (3) legal actions involving deceptive practices or other matters filed against the seller, its affiliates and other related parties and/or the presenting distributor in the last 10 years, (4) whether a cancellation or refund policy is available and, if so, a statement describing the policy, (5) the number of business opportunity purchasers that have canceled within the past two years, and (6) a reference list of the 10 nearest current or past business opportunity purchasers, with personal information available to allow the prospective purchaser to contact a listed purchaser. We, along with the Direct Selling Association, other direct selling companies, and other interested parties have filed comments with the FTC opposing adoption of the proposed rule in its current form and suggesting alternative means to regulate fraudulent business activities without imposing undue burdens on legitimate companies in the direct selling industry. According to information we have received from the Direct Selling Association, we expect that the adoption of a final rule will not likely occur until after public hearings and discussions are held between members of the direct selling industry and the staff of the Federal Trade Commission, which may delay adoption of the final rule a number of years and result in a final rule that is substantially different from the proposed rule. Notwithstanding the foregoing, if the business opportunity rule is adopted as proposed, it could negatively impact our business and harm our ability to attract new Reps and RTAs in the United States.

Our network marketing program could be found not to be in compliance with current or newly adopted laws or regulations in one or more markets, which could prevent us from conducting our business in those markets and harm our financial condition and operating results.

Our network marketing program is subject to a number of federal and state regulations administered by the Federal Trade Commission and various state agencies in the United States, as well as regulations on network marketing in foreign markets administered by foreign agencies. We are subject to the risk that, in one or more markets, our network marketing program could be found not to be in compliance with applicable law or regulations. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, often referred to as “pyramid” or “chain sales” schemes, by ensuring that sales ultimately are made to consumers and that advancement within an organization is based on sales of the organization’s services rather than investments in the organization or other non-retail sales-related criteria. The regulatory requirements concerning network marketing programs do not include “bright line” rules and are inherently fact-based. Thus, even in jurisdictions where we believe that our network marketing program is in full compliance with applicable laws or regulations governing network marketing systems, we are subject to the risk that these laws or regulations, or the enforcement or interpretation of these laws and regulations by governmental agencies or courts, could change. The failure of our network marketing program to comply with current or newly adopted regulations could negatively impact our business in a particular market or in general. An adverse determination could (1) require us to make modifications to our network marketing system, (2) result in negative publicity or (3) have a negative impact on Rep morale. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even those not involving us directly, could have a material adverse effect on our operations.

We also are subject to the risk of private party challenges to the legality of our network marketing program. The multi-level marketing programs of other companies have been successfully challenged in the past. An adverse judicial determination with respect to our network marketing program, or in proceedings not involving us directly but which challenge the legality of multi-level marketing systems in any market in which we operate, could negatively impact our business.

Changes in consumer preferences and discretionary spending could negatively impact our operating results.

Our business is subject to changing consumer trends and preferences (both on the level of our Reps and RTAs, and on the level of consumers to whom our RTAs offer travel services and products). Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not respond in a timely or commercially appropriate manner to such changes. Our failure to accurately predict these trends could negatively impact consumer opinion of our services, which in turn could harm our customer, Rep and RTA relationships and cause the loss of sales. The success of our service offerings and enhancements depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;
•	innovate and develop new services or service enhancements that meet these needs;
•	successfully commercialize new services or service enhancements in a timely manner;
•	price our services competitively;
•	deliver our services in sufficient volume and in a timely manner; and
•	differentiate our service offerings from those of our competitors.

If we do not introduce new services or make enhancements to meet the changing needs of our customers in a timely manner, some of our services could be rendered obsolete, which could negatively impact our revenues, financial condition and operating results.

Additionally, the success of our business and our operating results is dependent, to an extent, on discretionary spending by consumers. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

Risks Related to Ownership of Our Common Stock

The trading price of shares of our Class A Common Stock is likely to be volatile.

The trading price of our Class A Common Stock has been and is likely to be subject to fluctuations. Factors affecting the trading price of our Class A Common Stock may include:

•	fluctuations in our quarterly operating and earnings per share results;
•	material developments with respect to future acquisitions;
•	loss of key personnel, key Reps or key RTAs;
•	announcements of technological innovations or new services by us or our competitors;
•	delays in the development and introduction of new services;
•	our failure to timely address changing customer, RTA or Rep preferences;
•	legislative or regulatory changes;
•	general trends in the industry;
•	recommendations and/or changes in estimates by equity and market research analysts;
•	disputes and/or developments concerning intellectual property, including patents and litigation matters;
•	sales of Class A Common Stock by our existing holders, in particular sales by management;
•	securities class action or other litigation;
•	developments in our relationships with current or future Reps and RTAs, customers or suppliers; and
•	general economic conditions, both in the United States and abroad.

Our Chairman of the Board, together with his family members and affiliates, controls a substantial portion of our combined stockholder voting power, and his interests may be different from yours.

Our Chairman of the Board, J. Lloyd Tomer, together with his family (including his son, our Chief Executive Officer, J. Scott Tomer) and affiliates, has the ability to influence the election and removal of the members of our board of directors and, as a result, to influence the future direction and operations of our Company. As of June 30, 2008, J. Lloyd Tomer, his family and affiliates beneficially owned common stock with voting power constituting approximately 42.7% of the combined voting power of our common stock (after factoring in the relative voting power of our Class A Common Stock and Class B Common Stock). Accordingly, they may significantly influence decisions concerning business opportunities, declaring dividends, issuing additional shares of common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.

Liquidity on the Over-the-Counter Bulletin Board is limited and we may not be able to obtain listing of our Class A Common Stock on a more liquid market.

Commencing on May 19, 2008, our Class A Common Stock trades solely on the Over-the-Counter Bulletin Board of the Financial Industry Regulatory Authority (the “OTC-BB”) under the symbol “YTBLA.OB”. The OTC-BB provides significantly less liquidity than national or regional securities exchanges. Securities traded on the OTC-BB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. Quotes for stocks included on the OTC-BB are not listed in newspapers. Therefore, prices for securities traded solely on the OTC-BB may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price. We cannot give any assurance that we will be able to meet, or, if met, maintain, the listing standards of any national or regional securities exchanges.

Our Class A Common Stock has been thinly traded and the public market may provide little or no liquidity for holders of our Class A Common Stock.

Purchasers of our Class A Common Stock may find it difficult to resell their shares at prices quoted in the market or at all. There is currently a limited volume of trading in our Class A Common Stock. Due to the historically low trading price of our Class A Common Stock, many brokerage firms may be unwilling to effect transactions in our Class A Common Stock, particularly because low-priced securities are subject to an SEC rule that imposes additional sales practice requirements on broker-dealers who sell low-priced securities (generally those below $5.00 per share). We cannot predict when or whether investor interest in our Class A Common Stock might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

Future sales of shares by existing stockholders, including management stockholders, could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of shares of our Class A Common Stock in the public market, the trading price of our Class A Common Stock could decline. The sale of substantial amounts of J. Lloyd Tomer’s or management’s stock in the public market, or the perception that these sales may occur, could reduce the market price of our stock.

We may issue preferred stock in the future, with rights senior to our common stock.

We have authorized in our certificate of incorporation the issuance of up to five million shares of preferred stock. We may issue shares of preferred stock in one or more new series. Our board of directors may determine the terms of the preferred stock without further action by our stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. Although we have no present plans to issue shares of preferred stock or to create new series of preferred stock, if we do issue preferred stock, it could affect the rights, or even reduce the value, of our common stock.

Consolidated Statements of Cash Flows, page F-5

8.
We note that a portion of your restricted cash relates to amounts withheld by credit card processors. Paragraph 14 of SFAS 95 requires cash receipts and payments to be classified based on whether they result from investing, financing or operating activities. Therefore, restrictions on cash should not automatically result in presentation outside of the operating activities section of the cash flow statement, unless the cash flow actually results from an investing or financing activity as described in SFAS 95. It appears that both the receipts and payments of the restricted cash related to amounts withheld by credit card processors result from operating activities. Therefore, it appears these receipts and payments should be classified as operating activities in your statements of cash flows rather than as financing activities. Please revise as appropriate.

YTB acknowledges the Staff’s comment and, in response thereto, will reclassify both the receipts and payments of the restricted cash related to amounts withheld by credit card processors in the operating activities section of the Consolidated Statement of Cash Flows included in our future periodic Exchange Act reports.

Note 2. Summary of Significant Accounting Policies

Notes Receivable, page F-9

9.	Please tell us, and revise the business section of your filing to disclose, why you make loans to Reps.

In the past, we extended loans to Reps where we felt appropriate as was required to enable them to recruit, or to facilitate the recruitment of, leaders from other organizations who were being brought into YTB to help expand our organizational structure. We have since severely curtailed the practice of extending loans to Reps. During the current fiscal year, as of June 30, 2008 we have only provided $85,000 of loans to Reps, $70,000 and $15,000 during the first and second quarters of 2008, respectively, and believe this amount is immaterial.

Because the extension of loans to Reps is a practice that has been curtailed to immaterial levels, we respectfully believe that disclosing the rationale behind the loans will not provide any material information to investors and we respectfully request that it need not be described in the Business section of our filings.

Marketing Compensation Plan, page F-11

10.
We note from your revenue recognition policy that you recognize revenue from up-front fees received from new travel website sales as income over a twelve-month period and from monthly web hosting fees in the month the services are provided. We also note your disclosure in your marketing compensation plan policy that commission costs are capitalized and recognized in proportion to the related revenue. Please clarify for us, and in your disclosure, whether commissions related to monthly web hosting fees are capitalized and deferred.

Commissions related to monthly web hosting fees are capitalized and deferred. Monthly web hosting fees are collected throughout a calendar month, based on the anniversary date of each RTA. This fee is collected prior to the service being performed; in this case, the service being performed refers to the web site remaining active. The proportion of the revenue that is applicable to the next calendar month is deferred, along with the corresponding commission expense due. For example, if an individual’s anniversary date is June 20th [and YTB collects the web hosting fee of $49.95 on that day], YTB would recognize 1/3 of the revenue in June, and defer the remainder of the revenue until July. YTB would then calculate the commission expense due on this sale, and record the appropriate, proportionate amount of commission expense in June, and defer the remaining expense until July.

We will clarify our disclosure regarding commissions related to monthly web hosting fees in our “Summary of Significant Accounting Policies” note in the Notes to Consolidated Financial Statements appearing in our future periodic reports filed pursuant to the Exchange Act.

Note 15. Common Stock Reclassification, page F-20

11.
We note that you effected a stock split pursuant to which stockholders received one share of Class A and two shares of Class B common stock for each share of old common stock. Please tell us, and revise to disclose, the business purpose of this stock split and the differences between Class A and Class B shares.

There were several business purposes behind our stock split, each of which is described in detail in the Definitive Proxy Statement for our 2007 annual meeting of stockholders that was filed with the SEC on April 24, 2007. We have summarized them immediately below. Additionally, we will revise our disclosure regarding the business purpose of our stock split in our “Common Stock Reclassification” note in the Notes to Consolidated Financial Statements appearing in our future periodic reports filed pursuant to the Exchange Act.

The increase in the number of authorized shares of our common stock that accompanied our stock split gives our Board of Directors greater flexibility to issue common equity in connection with acquisitions and to raise equity capital or to issue convertible debt as a means to finance future growth. As a result of the stock split, our Board of Directors’ ability to issue Class A common stock in these instances allows it to lessen the dilutive impact of these transactions on the voting rights of our existing stockholders (given the smaller percentage of outstanding stock that will be represented by the new stock to be issued in such instances, along with the fact that the new stock to be issued will be solely lower-voting, Class A common stock).

Our Board of Directors believes that we benefit from management’s and from our controlling stockholder group’s (the Tomer Group’s) extensive experience in our industry, reputation and relationship with Reps and RTAs. The creation of a dual class structure pursuant to the stock split (with differing voting rights for the Class A and Class B common stock, as described below) is intended to result in the continuing control of YTB by its stockholders who do not dispose of their Class B common stock (as the Tomer Group and other existing stockholders are incentivized to retain shares of Class B common stock in order to maintain effective control of the Company). This is intended to result in stability in our management, which assures our key employees and independent agents as to our ongoing commitment to them, thereby further incentivizing their ongoing performance on our behalf. Implementation of the reclassification is thereby also intended to enhance our existing and potential business relationships with suppliers, business partners, customers and others who could become concerned about changes in the control of the Company if the current stockholders are unable to maintain their voting control of the Company.

The increase in the number of authorized shares of common stock that accompanied the stock split also gives our Board of Directors a greater ability to design bonus and other compensation plans to incentivize Reps, officers and directors through the grant of common stock or options to purchase common stock. At the same time, our Board of Directors’ ability to issue exclusively Class A common stock allows the Board of Directors to lessen the dilutive impact of these transactions on the voting rights of our existing stockholders.

As to the differences between the two classes of common stock, the two classes are identical in all respects except as to voting power, as shares of Class A common stock are entitled to one-tenth vote per share, and shares of Class B common stock, one vote per share, on all matters submitted to a vote of our stockholders. Shares of Class B common stock automatically convert into Class A common stock on a one-for-one basis upon sale or other disposition (with the exception of transfers among related entities, transfers to trusts for the benefit of the transferring holder of the Class B common stock, bona fide pledges under financing arrangements and similar transfers).

We will add additional disclosure concerning the differences between the Class A and Class B shares to our “Common Stock Reclassification” note in the Notes to Consolidated Financial Statements appearing in our future periodic reports under the Exchange Act.

Note 18. Related Party Transactions, page F-25

12.	If applicable and to the extent material, please disclose the amount of marketing commissions and travel commissions, if any, paid to company employees or directors.

We acknowledge the Staff’s comment and, in response thereto, will provide such additional disclosure, if applicable and to the extent material, as to the amount of marketing commissions and travel commissions, if any, paid to company employees or directors in our “Related Party Transactions” note in the Notes to Consolidated Financial Statements appearing in our future periodic reports filed pursuant to the Exchange Act and, to the extent required under Item 404(a) of Regulation S-K, in our corresponding disclosure pursuant to that item in our future Form 10-K and/or proxy statement filings.

Note 19. Segment Information, page F-28

13.
Your current discussion in MD&A does not provide for a clear understanding that you have two separate reportable business segments, but rather provides for discussion of results of operations on a consolidated company basis. Please revise to also discuss on a segmental basis. Please also define how “segment profit (loss)” is computed and state, if true, that this is the measure used by the chief operating decision maker in allocating resources to and assessing performance of the segments.

We acknowledge the Staff’s comment and, in response thereto, will provide such additional disclosure in the MD&A section of our future periodic reports pursuant to the Exchange Act in order to provide for a clear understanding that we have two separate reportable business segments as well as a discussion of results of operations on a segmental basis. We will also include in our “Segment Information” note included in our Notes to Consolidated Financial Statements appearing in our future periodic reports filed pursuant to the Exchange Act a definition as to how “segment profit (loss)” is computed and will state (if true) that this is the measure used by our chief operating decision maker in allocating resources to and assessing performance of the segments.

Form 10-Q (Quarter Ended March 31, 2008)

Consolidated Statements of Operations, page 3

14.	Please reclassify the line item “Gain (loss) on sale of assets,” as a component of “Operating Expenses” within the statements of operations. Reference is made to paragraph 45 of SFAS No. 144.

We acknowledge the Staff’s comment and, in response thereto, will reclassify the line item “Gain (loss) on sale of assets” as a component of “Operating Expenses” within our Consolidated Statements of Operations to be included in our future periodic reports filed pursuant to the Exchange Act.

Note 5. Inventory, page 10

15.
Refer to the tabular line item “Cruise cabin inventory.” Please tell us how this amount was determined. Your response should also address how the amounts in the narrative paragraph under the table are related in the computation of the ending balance of “cruise cabin inventory.”

The amount of “Cruise cabin inventory” was determined as follows: The original contract price of the two cruises was $1.9 million, which, together with separate billings for fuel and taxes, brought the total cruise inventory cost to $2.3 million. As of March 30, 2008, sales of cruise cabins totaled approximately $500,000. Based upon sales activity through March 31, 2008, we estimated the projected sales of the remaining cabins to be approximately $107,000 (the cruise cabin inventory balance at March 31, 2008) and, consequently (based on the $2.3 million inventory cost and expected sales of approximately $.6 million of inventory in total), recorded a reserve of $1.7 million against the cruise cabin inventory.

*    *    *

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. In accordance with the request stated in your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-KSB and 10-Q filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (618) 216-4106, or our outside counsel, Reed Smith LLP (Gerard S. DiFiore at (212) 549-0396 or Jonathan M. Nathan at (212) 549-0424).

Very truly yours, John D. Clagg Chief Financial Officer
cc:	Mr. J. Scott Tomer
Ms. Kim Hollingsworth
Mr. Gerard S. DiFiore, Esq.
Mr. Jonathan M. Nathan, Esq.